G. Alex Weniger-Araujo
Partner

345 Park Avenue	Direct	212.407.4063
New York, NY 10154	Main	212.407.4000
	Fax	212.407.4990
	aweniger@loeb.com

November 24, 2021

Paul Cline

Division of Corporation Finance
Office of Real Estate and Construction

U. S. Securities and Exchange Commission

100 5th Street, N.E.

Washington, DC 20549

Re:	Revelstone Capital Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted on August 30, 2021

CIK No. 0001874218

Dear Paul:

On behalf of our client, Revelstone Capital Acquisition Corp, a Delaware company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 21, 2021 regarding the Company’s Draft Registration Statement on Form S-1.

The Staff’s comment is repeated below in bold and is followed by the Company's response.

Draft Registration Statement on Form S-1 submitted August 30, 2021

Capitalization, page 76

1.	We note that you are offering 15,000,000 shares of Class A common stock as part of your initial public offering of units, but only show 14,052,500 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 15,000,000 shares of common stock were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

RESPONSE:

We respectfully advise the Staff that Amendment No. 1 to the Registration Statement restates that all 15,000,000 shares of Class A common stock included in the Company’s units to be sold in the public offering are now presented as temporary equity under the guidance in paragraph 3f of ASC 480-10-S99-3A, and all 15,000,000 shares of Class A common stock are subject to possible redemption.

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Paul Cline November 24, 2021 Page 2

Please contact me if you have any additional comments or questions regarding the response.

Sincerely,

/s/ G. Alex Weniger-Araujo
G. Alex Weniger-Araujo
Partner